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                                                               JOHNSON & JOHNSON
                                                         NEW BRUNSWICK, NJ 08933

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    Press Contact:  F. Robert Kniffin
                    (908) 524-3535
            (Home)  (609) 799-0369
 Investor Contact:  Annie H. Lo
                    (908) 524-6491
            (Home)  (908) 580-1258
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                                                           FOR IMMEDIATE RELEASE

            JOHNSON & JOHNSON ANNOUNCES IT IS PREPARED TO ENTER INTO
                    STOCK-FOR-STOCK MERGER TRANSACTION WITH
                      CORDIS CORPORATION AT $105 PER SHARE

                          JOHNSON & JOHNSON COMMENCING
                      CASH TENDER OFFER AT $100 PER SHARE
                            ------------------------

     New Brunswick, N.J., October 19, 1995 -- Johnson & Johnson (NYSE:JNJ) announced today that it is commencing a cash tender offer for all of the outstanding Cordis Corporation (NASDAQ:CORD) shares at a price of $100 per share. Johnson & Johnson said it would prefer to effect the transaction as a $105 per share negotiated stock-for-stock, tax-free merger. The cash tender offer will be terminated should Cordis and Johnson & Johnson sign a definitive agreement for a stock-for-stock, tax-free merger.

     Cordis has approximately 17.6 million shares outstanding on a fully diluted basis, giving the transaction a total equity value, net of cash, of approximately $1.6 billion for the cash tender offer and $1.7 billion for the negotiated stock-for-stock merger. The amount of Johnson & Johnson stock that would be issued in the merger for each Cordis share would be the result of dividing $105 by the ten trading day average price per Johnson & Johnson share prior to the merger.

     "The combination of Cordis and Johnson & Johnson's interventional cardiology businesses is an important strategic step for both companies to meet the challenge of providing for customer needs in the fast changing healthcare industry," said Ralph S. Larsen, Chairman and Chief Executive Officer of Johnson & Johnson. "Cordis and Johnson & Johnson Interventional Systems together will create one of the leading worldwide vascular disease management companies. Upon completion of the merger, we plan to integrate our existing cardiovascular business into Cordis under the leadership of Cordis' management team. The combined company will retain the Cordis name and will continue to be headquartered in Miami, Florida.

     "The combination of Cordis and Johnson & Johnson Interventional Systems will give the combined company a greater breadth of technically superior products including balloon/stent systems and provide a stronger competitive position in the marketplace. Johnson & Johnson's PALMAZ-SCHATZ Stent is the only stent approved by the FDA to reduce restenosis following angioplasty. Cordis is a leader in angiography and angioplasty (balloon catheters). The quality and depth of this product line will enable the combined company to achieve significant growth and sales synergies. The combined company will have the technical expertise and resources to lead new and innovative cardiology developments. These new technologies will provide enhanced value to hospitals, physicians and patients. The combined company will be a partner of choice for companies and inventors of emerging technologies seeking worldwide distribution," Mr. Larsen concluded.

     Following is the text of the letter from Johnson & Johnson's Chairman and Chief Executive Officer, Ralph S. Larsen, to Cordis Corporation's Chairman, President and Chief Executive Officer, Robert C. Strauss:
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Mr. Robert Strauss
Chairman, President and Chief
  Executive Officer
Cordis Corporation
14201 N.W. 60th Avenue
Miami Lakes, Florida 33014

Dear Bob:

     Well over a month ago we advised you of our interest in Cordis Corporation and our desire to meet to start a process for a negotiated merger transaction. We have the highest regard for you and your management team, which has built one of the industry's leading diagnostic and interventional cardiology businesses. As you know, we view the combination of Johnson & Johnson Interventional Systems and Cordis as an important strategic step that will benefit everyone. At your request, we agreed to postpone our meeting until after Cordis' Annual Meeting on October 10, 1995. After your Annual Meeting you called to advise me that you would not meet with us.

     Given your unwillingness even to meet, and the compelling strategic importance of this combination, you left us no alternative but to make an offer directly to your shareholders. Therefore, we are today announcing a tender offer for all of Cordis' outstanding shares for a price of $100 per share in cash. However, we are prepared to terminate the cash tender offer and to pay $105 per share in a negotiated stock-for-stock, tax-free transaction which would be accounted for as pooling-of-interests.

     Our $105 proposal is a premium of approximately 70% over the market price of the Cordis stock prior to July 18, 1995, the date on which several wire stories incorrectly reported that there were merger discussions between us. Your stock traded up more than $10 per share on July 18, 1995 based on those rumors and has continued to trade based upon takeover speculation. Our $105 proposal also represents a multiple of 35x Cordis' twelve-month trailing earnings.

     We believe that a combination of our two businesses would be beneficial to our respective shareholders, employees, customers and other constituencies. We view this combination as an important strategic step for both companies to meet the challenge of providing for customer needs in the fast-changing healthcare industry. Cordis and Johnson & Johnson Interventional Systems together will create one of the leading worldwide vascular disease management companies. Johnson & Johnson's resources and distribution network will help position the combined business as a more attractive supplier to hospitals. This will allow us to provide a comprehensive line of superior products and services to hospitals, physicians and patients. In light of customer preferences for broadline suppliers, this combination will protect and enhance both companies' leadership positions while allowing for more powerful product offerings.

     Johnson & Johnson operates on a decentralized basis, giving management of our various businesses a high degree of operational autonomy. Upon completion of the transaction, we plan to integrate our existing cardiovascular business into Cordis under the leadership of Cordis' management team. The combined company will retain the Cordis name and will continue to be headquartered in Miami, Florida.

     We and our advisors are ready to meet with you and all other members of the Cordis Board of Directors, management, and advisors to answer any questions you or they may have. Our objective is to promptly conclude a transaction that is supported by you and the Cordis Board of Directors.

                                          Sincerely,

                                          Ralph S. Larsen
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     Johnson & Johnson, with approximately 82,000 employees, is the world's largest and most comprehensive manufacturer of health care products serving the consumer, pharmaceutical, diagnostics and professional markets. Johnson & Johnson has 160 operating companies in 50 countries around the world, selling products in more than 175 countries. For the first nine months of 1995, Johnson & Johnson reported consolidated sales of $14.0 billion for its worldwide operations, an increase of 20.2% over worldwide sales of $11.64 billion for the same period a year ago. Consolidated earnings for the first nine months of 1995 were $1.94 billion, up 19.0%.

     The tender offer is subject to a number of conditions set forth in a filing being made with the Securities and Exchange Commission.